中國海洋石油有限公司 CNOOC LIMITED November 22, 2017

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

U.S.A.

Re:	CNOOC Limited Form 20-F for Fiscal Year Ended December 31, 2016 Filed April 21, 2017 Supplemental Response Dated September 20, 2017 Comment Letter Dated November 7, 2017 File No. 1-14966

Dear Messrs. Schwall and Horowitz and Ms. Lu:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated November 7, 2017 with respect to the Form 20-F for the fiscal year ended December 31, 2016 of CNOOC Limited (the “Company”), which was filed on April 21, 2017 (the “2016 20-F”) and the Company’s supplemental response dated September 20, 2017. For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for Fiscal Year ended December 31, 2016

Financial Statements

Notes to Consolidated Financial Statements

Note 14 – Property, Plant and Equipment, page F-47

1.	The disclosure on page F-18 of your Form 20-F states: “For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units.” As your response to prior comment 3 states that the group of assets for Long Lake is deemed a cash-generating unit (a “CGU”), tell us whether you have allocated any goodwill to this CGU and, if so, describe your application of paragraph 104 of IAS 36. In addition, provide the disclosures required by paragraph 134 of IAS 36.

Response: The Company respectfully advises the Staff that the goodwill of the Company results from the acquisition of Nexen Inc. (the “Acquisition”). Upon the date of the Acquisition, when allocating the goodwill to the Company’s cash-generating units (“CGUs”), or groups of

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

CGUs, the Company considered which CGUs or groups of CGUs would benefit from the synergies of the Acquisition and decided that the entire exploration and production (“E&P”) segments would benefit from such synergies, such as (i) lower risks and a more efficient portfolio of core oil and gas properties in production; (ii) extended exploration areas that provide worldwide exploration opportunities; and (iii) further enhancement of the Company’s capabilities in exploration, development and project management and operating technologies.

Therefore, the Company believes that the entire E&P segments would be the groups of CGUs that benefit from the synergies of the Acquisition. Since the synergies of the Acquisition are not able to be attributed to any individual assets or asset groups, the goodwill is allocated to the entire E&P assets instead of any individual CGU or groups of CGUs. Therefore, no goodwill is allocated to the asset groups for Long Lake as this represents an individual CGU.

The Company further advises the Staff that such allocation complies with paragraph 80 of IAS 36: Each unit or group of units to which the goodwill is so allocated shall:

(a)	represent the lowest level within the entity at which the goodwill is monitored for internal management purposes; and

(b)	not be larger than an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments before aggregation.

Subsequent to the date of the Acquisition, the goodwill is annually tested for impairment. The recoverable amount (value in use) of the entire E&P assets and the carrying amount of both E&P assets and the goodwill are compared and since the recoverable amount was higher than the carrying amount for each impairment test, no impairment loss is recognized for the goodwill.

The Company has followed the accounting policy as disclosed in page F-18 of the 2016 20-F; however, in order to provide more explicit information about the Company’s accounting policy for the impairment of goodwill, the Company intends to add the following information on Note 3 in the future filings of Form 20-F:

•	For the purpose of impairment testing, goodwill acquired in the acquisition of Nexen Inc. is, from the acquisition date, allocated to the entire E&P assets, which are the groups of cash-generating units that are expected to benefit from the synergies of the acquisition.

•	Impairment is determined by assessing the recoverable amount of the entire E&P assets to which the goodwill relates. Where the recoverable amount of the entire E&P assets is less than the carrying amount, an impairment loss on goodwill is recognized.

2.	Revise the disclosure regarding the impairment loss recognized on the Long Lake project to provide additional detail describing the events and circumstances that led to the recognition of the impairment loss, including your operating plan for the Long Lake assets. Your revised disclosure should address the assumptions used to determine the recoverable amount of this CGU and state the recoverable amount along with the discount rate used in your estimate. Refer to paragraphs 130 and 132 of IAS 36.

Response: The Company respectfully advises the Staff that as noted in the Company’s response to comment 10 of its response letter dated November 8, 2016, the principal parameters used to determine the recoverable amount of this CGU include estimates of both proved and unproved reserves, best estimates of drilling and development costs, and future commodity prices that are in

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

the range of mid-to long-term price forecasts, which mainly refers to the oil price forecast of authoritative and independent institutions combined with the internal analysis on the international crude oil market environment and management’s judgment. As disclosed in Note 14 to the 2016 20-F, the range of discount rates the Company used in its impairment testing are 8%- 11%.

The Company further advises the Staff that as noted in the Company’s response to comment 4 of its response letter dated September 20, 2017, the reasons for the impairment loss related to:

•	Revisions to the Company’s WTI forecast prices and WCS to WTI differentials to reflect its best estimate of the range of economic conditions that will exist over the remaining life of these assets; and

•	Although the integrated operation of Steam Assisted Gravity Drainage (“SAGD”) production and upgrading remains unchanged, the Company revisited the operating plans of its Long Lake assets taking into consideration of the latest situation of the upgrader and reflected those adjustments in its estimated recoverable amount. This included the delay of the date the upgrader is expected to be back online, as well as revisions to the upgrader’s operating assumptions to more closely reflect the most recent upgrader performance before it was shut down.

Based on the parameters mentioned above, the Company calculated the recoverable amount of Long Lake assets, which was US$1,114 million below the carrying value. The Company believes that the information already disclosed in F-48 of the 2016 20-F provide more meaningful information for investors to understand the impairment loss recognized on the Long Lake Project.

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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452 1441 or by email at xiewz@cnooc.com.cn or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Weizhi Xie

Name: Weizhi Xie

Title: Chief Financial Officer

cc: Li He, Davis Polk & Wardwell LLP